Exhibit (b)(2)(i)

AMENDMENT NO. 1

TO THE SECOND AMENDED AND RESTATED BY-LAWS OF

AXA PREMIER VIP TRUST

The Second Amended and Restated Bylaws of AXA Premier VIP Trust, are hereby amended as follows:

The name of AXA Premier VIP Trust is changed to EQ Premier VIP Trust. All references to AXA Premier VIP Trust are deleted and replaced with EQ Premier VIP Trust.

AS APPROVED BY THE BOARD OF DIRECTORS EFFECTIVE: May 1, 2020.